April 14, 2023

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re: Terran Orbital Corporation

Registration Statement on Form S-3

Filed April 3, 2023

Registration No. 333-271093

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Tuesday, April 18, 2023, at 4:25 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Terran Orbital Corporation (the “Company”) or its counsel may request via telephone call to the staff. Please contact Rosa A. Testani of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (212) 872-8115, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Terran Orbital Corporation

By:	/s/ James S. Black
James S. Black
Senior Vice President and General Counsel

cc: Marc H. Bell, Chief Executive Officer, Terran Orbital Corporation

Gary A. Hobart, Chief Financial Officer, Terran Orbital Corporation

Rosa A. Testani, Akin Gump Strauss Hauer & Feld LLP